GENCO RESOURCES LTD.
Consolidated Financial Statements
As at December 31, 2008

999 West Hastings, Suite 550, Vancouver, BC, Canada, V6C 2W2
(T) 604.682.2205 (F) 604.682.2235 (W) www.gencoresources.com
TSX: GGC

AUDITORS' REPORT

To the Shareholders of Genco Resources Ltd.:

          We have audited the consolidated balance sheets of Genco Resources Ltd. as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
          We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ "Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
March 23, 2009

GENCO RESOURCES LTD.
Consolidated Balance Sheets
As at December 31, 2008 and December 31, 2007
(Expressed in Canadian dollars)

	December 31	December 31
	2008	2007
	$	$
Assets
Current assets
Cash	453,002	12,556,146
Marketable securities (Note 7)	2,693,657	-
Accounts receivable	86,752	567,372
Taxes receivable (Note 21a)	2,718,875	1,918,349
Inventory (Note 8)	383,338	708,447
Prepaid expenses and deposits	358,137	419,093
	6,693,761	16,169,407

Mineral property interests (Note 9)	47,589	45,975
Property, plant, and equipment (Note 10)	40,279,705	29,807,280

	47,021,055	46,022,662

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8,926,522	4,130,633
Current portion of long term debt (Note 11)	925,680	664,325
	9,852,202	4,794,958

Long term debt (Note 11)	1,101,312	1,411,800
Asset retirement obligation (Note 12)	225,327	214,109
Future income tax (Note 14)	1,157,184	1,482,775
Deferred proceeds on sale of marketable securities (Note 4)	2,857,500	-

	15,193,525	7,903,642
Shareholders' equity
Liabilities to be settled with shares	378,394	-
Share capital (Note 13)	45,326,828	43,352,639
Contributed surplus (Note 13)	8,984,176	7,638,029
Retained earnings (deficit)	(22,861,868)	(12,871,648)
	31,827,530	38,119,020

	47,021,055	46,022,662

Nature of operations (Note 1) and contingency (Note 21).

On behalf of the board of directors:	"Robert Gardner"	"James R. Anderson"
	Director	Director

See accompanying notes to the consolidated financial statements.

22

GENCO RESOURCES LTD.
Consolidated Statements of Operations and Deficit
For the Year Ended December 31, 2008 and December 31, 2007
(Expressed in Canadian dollars)

	Year	Year
	December 31	December 31
	2008	2007
	$	$

Sales	6,604,496	6,212,545
Cost of sales	7,312,611	6,079,927
Gross profit (loss)	(708,115)	132,618

Operating expenses
Administration expenses	4,819,560	4,085,402
Stock-based compensation (Note 13 a)	1,534,537	1,240,485
	6,354,097	5,325,887

Operating income (loss)	(7,062,212)	(5,193,269)

Other income (expense)
Accretion on long term debt	(94,532)	(107,940)
Fair value gain on bonuses	804,409	-
Loss on marketable securities	(537,500)	-
Loss on impairment of subsidiary (Note 4)	(2,638,695)	-
Interest and other income	144,025	334,628
Fees on proxy dispute (Note 17)	(882,753)	-
	(3,205,046)	226,688

Net income (loss) before tax	(10,267,258)	(4,966,581)

Income tax expense
Current	48,554	131,007
Future	(325,592)	640,779
	(277,038)	771,786

Net income (loss)	(9,990,220)	(5,738,367)
Retained earnings (deficit), beginning	(12,871,648)	(7,133,281)

Retained earnings (deficit), ending	(22,861,868)	(12,871,648)

Earnings (loss) per share
Basic and fully diluted	(0.24)	(0.16)

Weighted average number of common shares outstanding	41,320,712	36,415,304

See accompanying notes to the consolidated financial statements.

33

GENCO RESOURCES LTD.
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2008 and December 31, 2007
(Expressed in Canadian dollars)

	Year	Year
	December 31	December 31
	2008	2007
	$	$
Cash provided by (used for) operating activities
Net income (loss)	(9,990,220)	(5,738,367)
Adjustments
Accretion on long term debt	94,532	107,940
Amortization and accretion	1,857,014	975,160
Fair value gain on bonuses	(804,409)	-
Loss on marketable securities	537,500	-
Future income tax	(325,591)	640,779
Loss on impairment of subsidiary	2,638,695	-
Stock-based compensation (Note 13a)	1,534,537	1,240,485
	(4,457,942)	(2,774,003)
Changes in non-cash working capital (Note 15)	2,288,173	448,966
	(2,169,769)	(2,325,037)

Cash provided by (used for) investing activities
Deferred exploration and development	(9,591,229)	(9,792,537)
Investment in Chief Consolidated Mining Company	(5,012,352)	-
Deferred proceeds on sale of marketable securities (Note 4)	2,000,000	-
Mine development changes in accounts payable	4,261,203	(7,419)
Mineral properties	(1,614)	(1,001)
Purchase of property, plant, and equipment	(2,318,199)	(3,350,223)
	(10,662,191)	(13,151,180)

Cash provided by (used for) financing activities
Long term debt principal repayments	(279,164)	(594,229)
Long term debt issuance	248,227	-
Shares issued for cash (less costs)	352,388	26,455,408
	321,451	25,861,179

Increase (decrease) in cash during the period	(12,510,509)	10,384,962
Effect of changes in foreign exchange rates	407,365	(13,025)
Cash, beginning	12,556,146	2,184,209

Cash, ending	453,002	12,556,146

Supplementary cash flow information (Note 16)

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

1.	Nature of Operations

Genco Resources Ltd. (“Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”). The purchase price for the acquisition was US$5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at C$1.02 per share to the vendor to satisfy US$1,000,000 of the purchase price. Genco agreed to pay the balance of US$4,000,000 by payments of US$500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 for the first instalment payment to the vendor. On September 1, 2005, September 1, 2006, and August 16, 2007, the Company made the second, third, and fourth instalment payments of US$500,000 each in cash. On October 15, 2008 the Company issued 472,781 shares valued at $1.12 for the fifth instalment payment to the vendor. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

Several adverse conditions cast doubt on the validity of this assumption. During the years ended December 31, 2008 and 2007, the Company experienced operating losses and negative operating cash flows which were primarily funded by the issuance of share capital, a working capital deficit and the limited amount of cash available as of December 31, 2008. In addition, mineral production at the Company’s mine has been suspended indefinitely and as a result the Company has no cash flows resulting from mineral sales.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing, resume mineral production and to commence profitable operations in the future. Although the Company has identified reserves and resources in Mexico, there is no assurance the Company will be able to profitably develop and mine these reserves with the current scale of operations. Future profitability may be dependent on completing a feasibility study and expanding mining operations. The Company will have to raise additional funds for future corporate and administrative expenses and to undertake further development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

	December 31	December 31
	2008	2007
	$	$

Deficit	(22,861,868)	(12,871,648)
Working capital (deficit)	(3,158,441)	11,374,449

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

2.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern and reflect the policies below.

	a)	Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compania Minera, S.A. de C.V. and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

The Company is in the process of exploring, developing, and operating mineral properties.The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

	b)	Cash and Cash Equivalents

Cash consists of deposits in the bank and highly liquid investments with an original maturity of 90 day or less.

	c)	Marketable Securities

All marketable securities are classified as held-for-trading financial instruments as the Company intends to sell them in the near future, the Company has designated them as such or due to their nature. Unrealized gains and losses related to held-for-trading investments are included in the statement of loss, comprehensive loss and deficit.

The Company estimates the fair value of marketable securities at the balance sheet date using quoted market prices for equity securities.

	d)	Stock-Based Compensation

The Company accounts for all stock-based awards made to employees and non-employees using the fair value based method. The fair value of stock-based awards is recognized over their vesting period.

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

	e)	Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Concentrate inventory includes all direct costs of extracting the ore, direct labour, and all indirect pro-rated costs associated with operating La Guitarra mine.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	f)	Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Amortization is provided for as follows:

Straight line:
Automotive equipment	25.00%
Buildings	5.00%
Computer equipment	30.00%
Furniture and fixtures	10.00%
Leasehold improvements	20.00%
Mine equipment	12.00%
Mine infrastructure	Unit of production basis

Declining balance:
Computer equipment	30.00 % to 45.00%
Office equipment	20.00%

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine. Depletion of the mine properties is charged on a unit of production basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

g)	Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. The Company uses the temporal method of foreign currency translation. Under the temporal method, foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings, which amounted to a gain of $2,167,949 for the year ended December 31, 2008.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	h)	Earnings (Loss) Per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

	i)	Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the balance sheets as well as the reported amounts of revenues, expenses, and cash flows during the periods presented. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Actual results could differ materially from estimated amounts.

Amounts recorded for amortization are based on life of the mine estimates and the estimated lives of property, plant and equipment. Stock-based compensation is based upon expected volatility and option life estimates. Asset retirement obligations are based on estimates of abandonment costs, timing of abandonment, inflation and interest rates. The provision for income taxes is based on judgements in applying income tax law and estimates on the timing, likelihood and reversal of temporary differences between the accounting and tax basis of assets and liabilities. Valuation of the Company’s reserves and resources, used for impairment testing purposes, are based upon cash flow estimates. These estimates are subject to measurement uncertainty and changes in these estimates could materially impact the financial statements of future periods.

	j)	Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

	k)	Exploration and Development Expenditures of Mineral Properties

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	l)	Income Taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

	m)	Provision for Asset Retirement Obligation

On January 1, 2003, the Company adopted the standard of the CICA Handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

	n)	Fair Value Adjustments on Management Bonuses

Bonuses are provided for under the terms of contracts with certain directors and officers which are awarded based on several criteria and are to be settled in shares of the Company. Under the policies of the Toronto Stock Exchange the Company is required to obtain shareholder approval prior to the issuance of the shares. As the settlement of the bonuses with shares is dependent on shareholder approval, the Company records the bonuses at the value they are awarded at with an adjustment in fair value at the time shareholder approval is obtained. Material fair value gains or losses could occur if, during this period, the Company’s share price fluctuates.

	o)	Financial Instruments

The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition and Measurement, 3865, Hedges and 1530, Comprehensive Income, on January 1, 2007 which addresses the classification, recognition, and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income.

The Sections require financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held to maturity, loans and receivables or other liabilities.

Held-for-trading financial assets and liabilities are measured at fair value with gains, losses and transaction costs recognized in the Company’s net earnings for the period. Financial assets held-to maturity, loans and receivables and financial liabilities, other than those held-for-trading, are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, are recognized in other comprehensive income upon adoption and transaction costs are added to the carrying amount of the financial instrument.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	o)	Financial Instruments

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts. Changes in fair values of derivative instruments are recognized in the Company’s loss for the period.

The Company has designated each of its significant categories of financial instruments as follows:

Cash	Held-for-trading
Marketable securities	Held-for-trading
Accounts receivable	Loans and receivables
Taxes receivable	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Long term debt	Other financial liabilities

These accounting policies did not have a material effect on the financial statements upon adoption.

	p)	Comprehensive Income

Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges. Amounts included in other comprehensive income are shown net of tax. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity. The Company did not have any transactions during the year ended 2008 or 2007 that give rise to other comprehensive income, and therefore has no balance of accumulated other comprehensive income.

3.	Adoption of New Accounting Policies

Effective January 1, 2008 the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”); “Financial Instruments - Disclosure” (Section 3862), “Financial Instruments – Presentation” (Section 3863), “Inventories” (Section 3031) and “Capital Disclosures” (Section 1535). These new standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2008 opening balances.

	a)	Financial Instruments - Disclosure and Presentation – Sections 3862 & 3863

These new sections require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

	b)	Inventories – Section 3031

The new standard requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in, first-out inventory costing methodology; and requires that, when circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. The adoption of this new standard did not have a material impact on the Company’s earnings.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

3.	Adoption of New Accounting Policies (continued)

	c)	Capital Disclosures – Section 1535

As a result of adopting this new section, the Company will be required to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. This additional disclosure includes quantitative and qualitative information regarding an entity’s objectives, policies and procedures for managing capital.

4.	Acquisition of Interest in Chief Consolidated Mining Company

On March 13, 2008, the Company made an investment in Chief Consolidated Mining Company (“Chief”). Chief owns the past producing Burgin and Trixie mines and mining concessions covering approximately 16,000 acres in the Tintic Mining District located in Utah, United States of America. The Company acquired approximately 64.7% of the outstanding shares of Chief for $4,800,930 (US$4,878,002).

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market prices at the date of acquisition.

The following sets forth the purchase price allocation to the assets acquired and liabilities assumed:

$
Purchase price:
Cash	4,800,930

Net assets acquired:
Cash	13,351
Mineral interests	5,886,995
Other assets	404,298
Current liabilities	(486,848)
Reclamation obligation	(332,342)
EPA settlement obligation	(684,524)
4,800,930

On May 26, 2008, the Company reached an agreement with Andover Ventures Inc. (“Andover”) to purchase its interest in Chief.

The conditions of the agreement were as follows:

Andover will pay the Company US$2,500,000 by July 31, 2008 which is non-refundable.

Andover will pay a further US$2,378,002 by September 15, 2008 together with associated legal, accounting and other costs incurred by the Company related to the purchase of the Chief interest. An interest cost of 8% per annum from the date of the formal signing of the agreement will be paid by Andover to the Company on any outstanding balance.

On the receipt of regulatory approval of the transaction, Andover will issue 1,500,000 of its common shares to the Company (received).

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

4.	Acquisition of Interest in Chief Consolidated Mining Company (continued)

Andover will pay a 6% net profit interest from all metals produced from the Trixie and the Burgin extension deposits, such net profit interest to be allocated to the Company based on its pro-rata interest in Chief as indicated by the number of common shares held by the Company at the signing of the agreement.

The Company can, at its sole discretion, exchange the net profit interest for a further 1,500,000 common shares of Andover at any time up until one year following the initiation of sustained production from either of the Trixie or Burgin Mine.

Further, the Company will have the right to share in profits from short term sales in whole or in part of the Chief common stock, convertible common stock, or the assets of Chief by Andover for a period of two years from the signing date of the agreement.

On September 23, 2008 the Company granted Andover Ventures Inc. an extension on the payment of the outstanding amount owed for the purchase of the Company’s interest in Chief Consolidated Mining Company. Under the terms of the extension, Andover paid $1,000,000, against the balance owing and will pay the remaining outstanding balance on or before October 31, 2008. In consideration of the Company entering into the extension agreement, Andover issued an additional 500,000 common shares to the Company (received). Andover has the right to elect to make a payment of US$1,000,000 and extend the payment of the remaining balance until January 31, 2009 by issuing a further 250,000 common shares to the Company. Should Andover exercise its option to defer the final payment until January 31, 2009, all funds previously paid and shares issued to Genco will be non-refundable.

On November 28, 2008 Chief completed a private placement which diluted the Company’s interest from 64.7% to 38.8%. Upon dilution of its interest, the Company lost control of Chief and has accounted for its interest in Chief as an investment without significant influence at fair value. Accordingly, the Company realized an impairment of $2,638,695 on its interest in Chief.

On December 4, 2008 the Company commenced an action in the Supreme Court of British Columbia against Andover for breach of its agreement respecting the purchase of the Company’s controlling interest in Chief. A settlement was reached subsequent to year end (Note 22).

To date the Company has received $2,000,000 and 2,000,000 common shares from Andover.

5.	Financial Instruments

The Company’s financial instruments consist of cash, marketable securities, accounts and taxes receivable, deposits, accounts payable, accrued liabilities, and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, liquidity, credit or price risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

5.	Financial Instruments (continued)

	a)	Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico and its revenues are generated in US Dollars and its cost of sales are incurred in Mexican Pesos. A significant change in the currency exchange rates between the Canadian Dollar relative to the US Dollar and the Mexican Peso could have an effect on the Company’s result in operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Financial instruments that subject the Company to a concentration of currency risk are accounts and taxes receivable, accounts payable, accrued liabilities and long term debt.

	b)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

	c)	Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company manages liquidity by managing adequate cash and cash equivalent balances and by raising equity or debt financing. The Company has no assurance that such financing will be available on favourable terms. The Company believes it is subject to liquidity risk through its working capital deficit. In general, the Company attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

6.	Management of Capital

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the items included in the consolidated shareholders’ equity and long term debt.

In order to maintain or adjust its capital structure the Company may issue new shares or debt. The Company is not subject to any externally imposed capital requirements.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

7.	Marketable Securities

	December 31	December 31
	2008	2007
	$	$

Andover Ventures Inc. (Note 22c)	320,000	—
Chief Consolidated Mining Company (Note 4)	2,373,657	—
	2,693,657	—

8.	Inventory

	December 31	December 31
	2008	2007
	$	$

Concentrate	44,893	311,735
Major spares	—	115,942
Parts and supplies	338,445	280,770
	383,338	708,447

9.	Mineral Property Interests

	December 31	December 31
	2008	2007
	$	$

Oest Property	27,589	25,975
Transvaal Property	20,000	20,000
	47,589	45,975

Oest Property - Lyon County, Nevada, USA

The Company owns eight patented and six unpatented claims in the Devil’s Gate - Chinatown Mining District. The Company spent $1,614 maintaining these claims during the nine months ended September 30, 2008 (December 31, 2007 - $1,001).

Transvaal Property - Kamloops Mining Division, BC, Canada

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty. The Company did not expend any funds on exploration during the nine months ended September 30, 2008 (December 31, 2007 – Nil).

As of December 31, 2008, the Company still maintains the properties in good standing for further exploration and development or potential sale.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

10.       Property, Plant, and Equipment
	December 31, 2008
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	488,306	268,464	219,842
Buildings	1,177,060	262,561	914,499
Computer equipment	228,624	128,380	100,244
Furniture and fixtures	128,353	48,313	80,040
Leasehold improvements	140,238	65,047	75,191
Mine equipment	5,917,081	1,164,487	4,752,594
Mine infrastructure	18,403,309	2,423,844	15,979,465
Mine reclamation	109,602	21,974	87,628
	26,592,573	4,383,070	22,209,503
Work in progress
Construction	1,114,147	—	1,114,147
Exploration	16,956,055	—	16,956,055
	18,070,202	—	18,070,202

	44,662,775	4,383,070	40,279,705

	December 31, 2007
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	453,592	171,114	282,478
Buildings	1,124,566	207,324	917,242
Computer equipment	160,142	62,314	97,828
Furniture and fixtures	114,867	37,418	77,449
Leasehold improvements	140,238	45,112	95,126
Mine equipment	4,925,804	753,496	4,172,308
Mine infrastructure	14,647,537	1,308,312	13,339,225
Mine reclamation	122,132	22,423	99,709
	21,688,878	2,607,513	19,081,365
Work in progress
Construction	2,797	—	2,797
Exploration	10,723,118	—	10,723,118
	10,725,915	—	10,725,915

	32,414,793	2,607,513	29,807,280

During the year ended December 31, 2008 the Company recorded amortization of $1,829,405 (2007 - $975,160).

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

11.	Long Term Debt

Long term debt consists of the following instruments:

	a)	La Guitarra acquisition promissory note

Pursuant to the acquisition of La Guitarra, the Company agreed to pay US$4,000,000 to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of US$500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2009 is US$500,000 and is recorded as a current liability. Principal payments due over the next five years are US$1,500,000.

The debt has been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

	b)	Equipment loan 1

This equipment loan bears interest at a rate of 7.5% per annum with equal monthly payments of US$8,523 principal and interest and matures on August 2, 2009. Principal payments due over the next five years are US$63,250.

	c)	Equipment loan 2

This equipment loan bears interest at a rate of 7.5% per annum with equal monthly payments of US$6,956 principal and interest and matures on August 2, 2009. Principal payments due over the next five years are US$51,618.

	d)	Equipment loan 3

This equipment loan bears interest at a rate of 7.5% per annum with equal monthly payments of US$4,475 principal and interest and matures on February 15, 2010. Principal payments due over the next five years are US$61,817.

	e)	Equipment loan 4

This equipment loan bears interest at a rate of 8.0% per annum with equal monthly payments of US$16,398 principal and interest and matures on June 23, 2009. Principal payments due over the next five years are US$80,624.

	December 31	December 31
	2008	2007
	$	$

La Guitarra acquisition promissory note	1,712,712	1,788,497
Equipment loan 1	77,254	160,102
Equipment loan 2	63,047	127,526
Equipment loan 3	98,475	—
Equipment loan 4	75,504	—
	2,026,992	2,076,125
Less: current portion	925,680	664,325
	1,101,312	1,411,800

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

12.	Provision for Asset Retirement Obligation

	December 31	December 31
	2008	2007
	$	$

Balance, beginning	214,109	171,057
Accretion expense for the period	22,531	20,499
Change in estimate	(11,313)	22,553
Balance, ending	225,327	214,109

The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At December 31, 2008, the Company’s undiscounted future asset retirement obligation estimate was $1,559,815. The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The Company anticipates settling these obligations within the next 18 years. The present value of the provision has been calculated using a credit adjusted risk-free discount rate of 8%.

13.        Share Capital

Authorized:	Unlimited number of common shares without par value.

			Contributed
	Number of	Share Capital	Surplus
Issued and outstanding:	Common Shares	$	$

Balance, December 31, 2006	31,278,728	21,357,790	1,936,985
Private placement	6,666,666	18,175,723	5,189,333
Exercise of stock options	1,036,155	2,208,958	(728,775)
Exercise of warrants	1,789,075	1,610,168	—
Stock-based compensation	—	—	1,240,486

Balance, December 31, 2007	40,770,624	43,352,639	7,638,029
Exercise of stock options	430,000	540,778	(188,390)
Shares issued for acquisition of mineral interest	134,648	397,480	—
Shares issued to settle debt and liabilities	788,109	1,035,931	—
Stock-based compensation	—	—	1,534,537

Balance, December 31, 2008	42,123,381	45,326,828	8,984,176

During the year ended months ended December 31, 2008 the Company issued 134,648 common shares, in connection with the acquisition of mineral interests in Mexico, at a fair value of $2.95 per share for a total of $397,480 and 472,781 common shares in connection with its La Guitarra property payment at a fair value of $1.12 per share for a total of $531,406.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

13.	Share Capital (continued)

	a)	Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to employees and non-employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. Stock based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price ranging from 49% to 75%, an annual risk free interest rate ranging from 3.86% to 4.25% and vesting over various periods from immediately to 5 years. The fair value of the stock options granted during the period were $0.43 to $1.27 (2007 - $1.40 to $1.85) per stock option. As of December 31, 2008 2,183,949 (2007 – 2,408,974) stock options were exercisable.

A summary of the Company's options at December 31, 2008 is presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2006	3,062,504	1.51
Granted	719,000	3.43
Exercised	(1,036,155)	1.43
Expired or cancelled	(124,250)	2.14

Balance, December 31, 2007	2,621,099	2.04
Granted	2,162,500	3.18
Exercised	(430,000)	0.83
Expired or cancelled	(901,150)	3.22

Balance, December 31, 2008	3,452,449	2.60

b)	Warrants

A summary of the Company's warrants at December 31, 2008 is presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2006	1,789,075	0.90
Granted	3,733,333	5.25
Exercised	(1,789,075)	0.90

Balance, December 31, 2007 and December 31, 2008	3,733,333	5.25

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

14.	Income Tax

The following table reconciles the expected income tax payable (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2008 and 2007.

	December 31	December 31
	2008	2007
	$	$

Net income (loss) before tax	(10,267,258)	(4,966,581)
Income tax rate	31.50%	34.12%
Expected income tax expense (recovery) at above rates	(3,234,186)	(1,694,597)
Increase (decrease) due to:
Impact of lower statutory rates on foreign subsidiaries	(337,504)	(37,862)
Effect of reduced tax rate	229,129	—
Non-deductible stock-based compensation expense	483,379	423,253
Non-deductible accretion on long term debt	29,778	36,829
Non-deductible expenses and other permanent differences	691,534	13,502
Changes to previously recognized future tax assets	(383,516)	380,408
Valuation allowance	2,244,349	1,650,254

Provision for income taxes	(277,037)	771,786

	December 31	December 31
	2008	2007
The provision for income taxes consists of:	$	$

Current income taxes	48,554	131,007
Future income taxes	(325,592)	640,779
	(277,038)	771,786

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided. Subsequent to the year end the Canadian federal and provincial statutory income tax rate was decreased from 31.50% to 30.00% .

The following tables reflect future income tax assets and liabilities as at December 31, 2008 and 2007:

	December 31	December 31
	2008	2007
	$	$
Future income tax liabilities:
Unclaimed non-capital losses	5,667,817	3,532,144
Book value of mineral properties in excess of tax	(7,464,270)	(5,034,893)
Other tax assets	639,269	19,974
	(1,157,184)	(1,482,775)

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

14.	Income Tax (continued)

	December 31	December 31
	2008	2007
	$	$
Future income tax assets:
Non-capital loss carryforwards	3,225,906	1,954,467
Unamortized share issuance costs	163,440	177,034
Tax value of investments in excess of book value	933,903	—
Tax value of property, plant and equipment in excess of book value	52,601	—
Valuation allowance	(4,375,850)	(2,131,501)
	—	—

The Company has non-capital loss carryforwards expiring in the following years:

	Canada	Mexico	Total
	$	$	$

2009	96,951	—	96,951
2010	297,849	—	297,849
2013	—	2,495,393	2,495,393
2014	894,865	2,218,135	3,113,000
2015	1,664,483	—	1,664,483
2016	—	1,225,962	1,225,962
2017	—	7,706,509	7,706,509
2018	—	6,596,206	6,596,206
2026	1,472,346	—	1,472,346
2027	4,110,650	—	4,110,650
2028	1,703,825	—	1,609,293
	10,240,969	20,242,205	30,388,642

15.	Changes in Non-Cash Working Capital

	December 31	December 31
	2008	2007
	$	$

Accounts receivable	480,620	393,483
Taxes receivable	(800,526)	(1,140,889)
Inventory	325,109	(226,626)
Prepaid expenses and deposits	60,956	(19,965)
Accounts payable	6,483,217	1,435,544
	6,549,376	441,547
Mine development changes in accounts payable	4,261,203	(7,419)
	2,288,173	448,966

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

16.	Supplementary Cash Flow Information

	December 31	December 31
	2008	2007
	$	$

Interest received	144,025	277,350
Interest paid	21,257	8,684
Income taxes paid	48,554	131,007
Cash and cash equivalents	453,002	12,556,146

17.	Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, during the year ended December 31, 2008 the Company paid or accrued $1,296,568 in consulting fees, management fees and bonuses to directors and officers (December 31, 2007 - $2,232,006). Included in accounts payable at the period end is $1,517,261 owing to directors and officers of the Company (December 31, 2007: $1,750,000). Also during the year, the Company agreed to reimburse a director $470,000 in accrued expenses related to a proxy dispute and paid $68,000 to a charitable organization related to another director.

During the year ended December 31, 2008, directors and officers of the Company exercised 430,000 options for total proceeds of $355,000 and issued 315,328 common shares to settle bonuses relating to the 2006 and 2007 fiscal year.

During the year ended December 31, 2008, the Company entered into an agreement to sell its interest in Chief to Andover (Note 4). At the time of the transaction, Andover was related to the Company by way of directors in common.

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

18.	Economic Dependence

All sales of concentrate ore are to Compania Minera Pena de Bernal, S.A. de C.V. Included in accounts receivable as at December 31, 2008 is $Nil (December 31, 2007: $368,969) owing from Compania Minera Pena de Bernal.

19.	Segmented Information

The Company has one reportable operating segment, being the acquisition and exploration and future development of mineral properties. All revenues and cost of sales relate to the sale of concentrate ore in Mexico.

The Company’s property and equipment and deferred costs by geographic location are as follows:

	December 31	December 31
	2008	2007
	$	$

Canada	2,741,246	1,806,166
Mexico	44,279,809	28,001,114
	47,021,055	29,807,280

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

20.	Comparative Amounts

Certain of the prior years’ comparative amounts have been reclassified to conform to the presentation adopted in the current year.

21.	Contingencies

	a)	Tax Receivable

The Company has recorded a Value Added Tax receivable in Mexico in the amount of $2,718,875. Subsequent to December 31, 2008 the company received an assessment from the Service of Tax Administration advising that the refund was rejected. Management has appealed the decision and expects that the amount will be fully recoverable.

	b)	Labour Dispute

A labour related lawsuit has been filed against the Company’s Mexican subsidiary which is related to the current labour dispute at the mine. The lawsuit seeks approximate damages of $50,000. Although, the Company believes the lawsuit is without merit it is possible a judgement may be rendered against the Company.

22.	Subsequent Events

	a)	Wrongful Dismissal

On January 12, 2009 the Company received notice that a former director had sued the Company in the Supreme Court of British Columbia claiming unpaid salary, and approximate damages totalling $500,000 for wrongful dismissal. A settlement agreement was subsequently reached (Note 22c).

	b)	Settlement of Litigation

On March 24, 2009 a settlement was reached with Andover Ventures Inc. and a former director. Under the terms of the settlement, Andover agrees to pay the Company an additional $5,000,000 within 18 months, with interest payable quarterly at US prime plus 2% (subject to a minimum rate of 4% per year) in exchange for the Chief common shares. The Company will retain ownership of the common shares until paid in full by Andover.

	c)	Transfer of Shares

Under the terms of the settlement agreement with a former director (Note 22a) the Company agreed to transfer 2,000,000 Andover common shares owned by the Company to the former director.

	d)	Related Party Promissory Notes

Subsequent to year end a director lent US$310,000 to the Company in the form of promissory notes. The notes are interest bearing at a rate of 9% per year and payable on demand.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Expressed in Canadian dollars)

23.	Recent Accounting Pronouncements

This Section details recent accounting pronouncements that impact these and future financial statements.

	a)	International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

	b)	Goodwill and Intangible Assets

The Accounting Standards Board has also issued a new Section 3064, Goodwill and Intangible Assets, to replace current Section 3062, Goodwill and Other Intangible Assets. The new section establishes revised standards for recognizing, measuring, presenting and disclosing goodwill and intangible assets. CICA 3064 is effective for fiscal years beginning on or after October 1, 2008 and will be adopted by the Company for the year ending December 31, 2009.